UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THERAPEUTICSMD, INC.

(Name of Subject Company (Issuer))

ATHENE MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

ATHENE PARENT, INC.

(Parent of Offeror)

ATHENE FINCO, INC.

ATHENE HOLDCO, INC.

MAJORELLE TOPCO LIMITED

ATLAS FUND 2 HOLDCO L.P.

ATLAS FUND 2 HOLDCO GP LLC

EW HEALTHCARE PARTNERS FUND 2, L.P.

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

EW HEALTHCARE PARTNERS FUND 2-GP, L.P.

(Other Persons)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

88338N206

(CUSIP Number of Class of Securities)

Evis Hursever

c/o EW Healthcare Partners

Berkeley Square House, Berkeley Square

London, UK W1J 6BR

+44 (0)20 7529 2500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Marshall P. Shaffer, P.C.

Tim Cruickshank, P.C.

Michael Amalfe

Joshua Ayal

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $8,616.16	Filing Party: Athene Merger Sub, Inc.
Form of Registration No.: Schedule TO (File No. 005-32384)	Date Filed: June 6, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2022 (as amended on June 23, 2022, the “Schedule TO”) by Athene Merger Sub, Inc., a Nevada corporation (the “Offeror”), and Athene Parent, Inc., a Nevada corporation and the parent of the Offeror. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TherapeuticsMD, Inc., at a price of $10.00 per Share, net to the seller in cash without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated June 6, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO, as applicable.

This Amendment is being filed to amend and supplement Items 1, 4, 6 and 11, and Item 12, as reflected below.

Items 1, 4, 6 and 11.

Items 1, 4, 6 and 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

On July 6, 2022, Purchaser announced an extension of the Offer Expiration Time until one minute after 11:59 p.m., New York City time, on July 12, 2022, unless further extended or earlier terminated in accordance with the Merger Agreement and the applicable rules and regulations of the SEC. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on July 5, 2022.

The Depositary and Paying Agent has advised Purchaser that, as of 6:30 p.m., New York City time, on July 5, 2022, approximately 2,584,893 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 29.2% of the outstanding Shares.

Parent and Purchaser expect the Offer will be consummated promptly following the Offer Expiration Time (as hereby extended), subject to the satisfaction or waiver of the remaining conditions to the consummation of the Offer set forth in the Merger Agreement.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(D).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by EW Healthcare Partners, dated July 6, 2022.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows: All references in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibits (a)(1)(B)(I) and (a)(1)(B)(II)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter from the Information Agent to Robinhood Customer (Exhibit (a)(5)(C)) of the expiration date of the Offer being “one minute after 11:59 p.m., New York City time, on July 5, 2022” are amended and replaced with “one minute after 11:59 p.m., New York City time, on July 12, 2022.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ATHENE MERGER SUB, INC.

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	July 6, 2022

ATHENE PARENT, INC.

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	July 6, 2022

ATHENE FINCO, INC.

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	July 6, 2022

ATHENE HOLDO, INC

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Co-President
Date:	July 6, 2022

MAJORELLE TOPCO LIMITED

By	/s/ Scott Barry
Name:	Scott Barry
Title:	Director
Date:	July 6, 2022

ATLAS FUND 2 HOLDCO L.P.

By:	ATLAS FUND its 2 HOLDCO GP LLC, General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	Director
Date:	July 6, 2022

ATLAS FUND 2 HOLDCO GP, LLC

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	Director
Date:	July 6, 2022

EW HEALTHCARE PARTNERS FUND 2, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-GP, L.P., its General Partner

By:	EW HEALTHCARE PARTNERS FUND 2-UGP, L.P., its General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	General Partner
Date:	July 6, 2022

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-GP, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-UGP, L.P., its General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	General Partner
Date:	July 6, 2022

EW HEALTHCARE PARTNERS FUND 2-GP, L.P.

By:	EW HEALTHCARE PARTNERS FUND 2-UGP, L.P., its General Partner

By	/s/ Petri Vainio
Name:	Petri Vainio
Title:	General Partner
Date:	July 6, 2022

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated June 6, 2022.

(a)(1)(B)(I)*	Letter of Transmittal.

(a)(1)(B)(II)*	Letter of Transmittal (pre-split holders).

(a)(1)(C)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement, as published in the New York Times on June 6, 2022.

(a)(5)(A)*	Joint Press Release issued by TherapeuticsMD, Inc. and EW Healthcare Partners, dated May 31, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by TherapeuticsMD, Inc. on May 31, 2022).

(a)(5)(B)*	Press Release issued by EW Healthcare Partners, dated June 6, 2022.

(a)(5)(C)*	Letter from the Information Agent to Robinhood Customer

(a)(5)(D)**	Press Release issued by EW Healthcare Partners, dated July 6, 2022.

(b)(1)*	Equity Commitment Letter, dated May 27, 2022, by and between Athene Parent, Inc. and EW Healthcare Partners Fund 2, L.P.

(d)(1)*	Agreement and Plan of Merger, dated May 27, 2022, by and among Athene Parent, Inc., Athene Merger Sub, Inc. and TherapeuticsMD, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by TherapeuticsMD, Inc. on May 31, 2022).

(d)(2)*	Non-Disclosure Agreement between TherapeuticsMD, Inc. and Essex Woodlands Health Ventures UK Ltd, dated January 27, 2022.

(d)(3)*	Exclusivity Agreement, dated May 12, 2022, by and between TherapeuticsMD, Inc. and EW Healthcare Partners.

(g)	None.

(h)	None.

107*	Filing Fee Table

*	Previously filed.
**	Filed herewith.